SUPPL

InBev nv/sa

Press Release

Brussels, April 25, 2006 - 1/1

InBev dividend 2006: 0.48 euro per share

InBev is pleased to announce that the General Shareholders Meeting of April 25, 2006 has approved the annual accounts 2005, as well as the gross dividend of 0.48 euro proposed by the Board of Directors. The dividend is payable as of 26 April 2006 at the counters of the following banks: Fortis Bank, ING Belgium, Dexia Bank, KBC Bank, Petercam, Bank Degroof, ABN AMRO Bank, ING Nederland and Fortis Banque Luxembourg.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel +32 16 27 67 11
marianne.amssoms@inbev.com

Philip Ludwig
Investor Relations Manager
Tel +32 16 27 62 43
philip.ludwig@inbev.com





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